Lauren B. Prevost
May 2, 2011	404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
VIA EDGAR
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Cole Credit Property Trust III, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed April 22, 2011
File No. 333-164884

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 000-53960

Dear Mr. McTiernan:
     On behalf of Cole Credit Property Trust III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) provided in a telephone conversation between the Staff and counsel on April 29, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-158111) (the “Registration Statement”), as filed on April 22, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events that constitute a substantive addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
Reports We Provide to our Shareholders, page 162

1.	Please remove the discussion of Modified Funds from Operation from the new disclosure added to page 163.

Response:	The Company hereby confirms that it will remove the reference to modified funds from operations from the new disclosure added to page 163 of the Prospectus, as shown in the marked page attached hereto as Exhibit A.

    Mr. Michael McTiernan, Assistant Director
    Securities and Exchange Commission
    May 2, 2011

     The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr. Heath D. Linsky, Esq.

EXHIBIT A
See attached.

Reports We Provide to our Stockholders

Our charter requires that we prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by an independent registered public accounting firm for SEC purposes;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from our independent directors that our policies are in the best interests of our stockholders and the basis for such determination; and

•	a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by our independent directors with regard to the fairness of such transactions.

We declared and paid the following distributions to our stockholders related to the quarter ended December 31, 2010:

Period Ended	Date Paid	Distribution

9/30/2010	10/15/2010	$12,019,707
10/31/2010	11/15/2010	$13,163,091
11/30/2010	12/15/2010	$13,397,032
12/31/2010	1/14/2011	$14,447,686

As of December 31, 2010, cumulative since inception, we have declared $148.8 million of distributions and we have paid $134.4 million, of which $56.6 million was paid in cash and $77.8 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Net loss and funds from operations were $14.2 million and $31.6 million, respectively, as of December 31, 2010, cumulative since inception. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations” in our Annual Report on form 10-K for the year ended December 31, 2010 incorporated by reference into this prospectus for information regarding why we present funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

163